SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2015

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Electricity Sales Report

		Electricity Sold (In gigawatt hours)			Revenue from the Sale of Electricity (In billions of Won)
Period	Demand by Type of Usage	2013	2014	Year on Year Change(%)	2013	2014	Year on Year Change(%)
For December	Residential	5,467	5,577	2.0	694	710	2.3
	Commercial	8,788	9,083	3.4	1,185	1,235	4.3
	Educational	799	847	6.1	91	93	1.9
	Industrial	23,247	23,575	1.4	2,659	2,736	2.9
	Agricultural	1,263	1,355	7.3	59	65	8.9
	Street-lighting	302	314	3.7	31	33	5.1
	Overnight Power	2,026	1,889	-6.8	151	142	-5.6

	Total	41,892	42,639	1.8	4,870	5,014	3.0

From January To December	Residential	65,815	64,457	-2.1	8,359	8,067	-3.5
	Commercial	102,196	100,761	-1.4	12,466	13,073	4.9
	Educational	7,947	7,438	-6.4	922	849	-7.9
	Industrial	265,373	272,552	2.7	26,723	29,117	9.0
	Agricultural	13,866	14,505	4.6	631	686	8.8
	Street-lighting	3,156	3,221	2.1	339	365	7.8
	Overnight Power	16,496	14,658	-11.1	1,048	987	-5.8

	Total	474,849	477,592	0.6	50,488	53,144	5.3

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The estimated sales figures presented above, which include but are not limited to electricity sold and revenues received therefrom (the “Estimates”) of Korea Electric Power Corporation (“KEPCO”), have been prepared for convenience only based on the preliminary internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) electricity sold and revenues received from pumped storage units and (ii) the fuel cost pass-through adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: January 28, 2015